GREEN DRAGON WOOD PRODUCT CORP.
Unit 312, 3rd Floor, New East Ocean Centre
9 Science Museum Road
Kowloon, Hong Kong

March 31, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Kevin Sturtzel

Re:	Green Dragon Wood Products Corp.
Form 10-K for Fiscal Year Ended March 31, 2010
Filed July 14, 2010
Form 10-Q for the Fiscal Quarter Ended December 31, 2010
Filed February 22, 2011
File No. 0-53379

Ladies and Gentlemen:

As per the conversation between the Staff of the Securities and Exchange Commission (the “Commission”) and the Company’s outside legal counsel on March 28, 2011, Green Dragon Wood Products Corp. (the “Company”) is currently working on responding to the comments set forth in the Staff’s letter dated February 24, 2011 (the "Comment Letter") relating to the Annual Report on Form 10-K for the fiscal year ended March 31, 2010 (the “2010 10-K”) and the Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2010 (the “December 2010 10-Q” and collectively with the 2010 10-K, the “Reports”). The Company is currently working on preparing responses to the Comment Letter.  Before the Company can submit any proposed responses to comments that relate to the Company’s financial statements included in the Reports, the Company would like its outside auditors to review the proposed responses to be included in any amended Reports or any proposed changes to be made on an ongoing basis. The Company’s auditors have indicated that given its current obligations to other clients who have reporting obligations with the Commission in connection with their December 31 year-end audits, it will not be in a position to review any such responses provided by the Company until after March 31, 2011.  As a result, the Company believes that it should be in a position to file a response to the Comment Letter with amended Reports by April 8, 2011.

Very truly yours,

/s/ Kwok Leung Lee
Kwok Leung Lee
Chief Executive Officer

cc:           Richard A. Friedman, Sichenzia Ross Friedman Ference LLP